SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.__)(1)


                                   LESCO, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    526872106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Frank C. Byrd III
                      c/o Hawkshaw Capital Management, LLC
                         400 Madison Avenue, 14th Floor
                            New York, New York 10017
                                 (212) 207-3239
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  526872106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Hawkshaw Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,246,733

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,246,733


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,246,733

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.63%

14.  TYPE OF REPORTING PERSON*

     IA, OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  526872106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Hawkshaw Capital Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0*


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14.  TYPE OF REPORTING PERSON*

     PN

* Hawkshaw Capital Partners, LP holds 689,010 shares of the Issuer in its account, but does not have beneficial ownership of such shares because Hawkshaw Capital Management, LLC, its investment manager, has the right to vote and dispose of the shares.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  526872106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Frank C. Byrd III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,246,733

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,246,733



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,246,733

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.63%

14.  TYPE OF REPORTING PERSON*

     IN, HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  526872106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kian Ghazi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,246,733

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,246,733



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,246,733

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.63%

14.  TYPE OF REPORTING PERSON*

     IN, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526872106
          ---------------------

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          The name of the issuer is LESCO, Inc., an Ohio corporation (the "Issuer"). The address of the Issuer's offices is 1301 East Ninth Street, Suite 1300, Cleveland, Ohio 44114, United States. This Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

          (a-c, f) This Schedule 13D is being filed jointly by (i) Hawkshaw Capital Management, LLC, a Delaware limited liability company ("Hawkshaw"), (ii) Hawkshaw Capital Partners, LP, a Delaware limited partnership ("Partners"),
(iii) Frank C. Byrd III, a United States citizen and (iv) Kian Ghazi, a United States citizen (collectively, the "Reporting Persons").

          The principal business address of the Reporting Persons is 400 Madison Avenue, 14th Floor, New York, New York 10017

          Frank C. Byrd III and Kian Ghazi are the managing members of Hawkshaw, an investment management firm that serves as an investment adviser to private investment funds, including Partners, and separately managed accounts.

          (d) Neither of Frank C. Byrd III nor Kian Ghazi has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

          The funds for the purchase of the Shares came from the working capital of Partners and other private investment vehicles and managed accounts managed by Hawkshaw over which Mr. Byrd and Mr. Ghazi, through their roles at Hawkshaw, exercise investment discretion.

          No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          The Reporting Persons have sent a letter (the "Letter") to the Board of Directors of the Issuer expressing their dissatisfaction with the current price offered for the Issuer's Common Shares in the proposed acquisition by Deere & Co. The Letter reads as follows:

"I am writing to you with regard to the proposed sale of Lesco Inc. to Deere & Co. for a consideration of $14.50 per share. Hawkshaw Capital Management, LLC ("Hawkshaw"), of which I am a Managing Member, is currently the beneficial owner of 1,246,733 shares of Lesco common stock, which we believe represents over 13% of shares outstanding, thus making us Lesco's second largest shareholder.

Lesco's intrinsic value is significantly higher than what Deere & Co. is offering. The proposed price of $14.50 at best captures the cost synergies available to Deere & Co. as a strategic acquirer, but fails to adequately compensate Lesco shareholders for a return to normal operating earnings and the value creation from continued expansion of the company's high return on capital retail service center business.

We do not understand why the Board decided to sell Lesco at such an inopportune time: that is, immediately following one of the worst operating years in the company's history. The issues that precipitated the stock's decline are, in our view, temporary in nature and largely fixable over the next two years. In 2006, Lesco weathered a "perfect storm" that resulted in a greater than 50% decline in the company's share price. Prior to these challenges, the stock had traded as high as $18 per share. We are confident that shareholder value well in excess of $14.50 will be created if the Board and current management continue to execute on: 1) rebuilding the direct sales force, 2) avoiding the sizable hedging losses and uneconomic pricing commitments experienced in 2006, and 3) growing the number of high return on capital service centers. Indeed, management has already articulated plans to accomplish these objectives and has publicly reported substantial progress on the sales force effort in particular. Therefore, we question the Board's decision to sell the company at this time and at this price.

Furthermore, it appears that the Board did not conduct an open auction process, in which all interested parties might have been given an opportunity to bid for Lesco. If this is in fact the case, we would question whether the Board has sufficiently executed its fiduciary duty to ensure maximum value for shareholders. Therefore, should any alternative potential buyers approach the company, it is incumbent upon the Board to facilitate equal access to all information provided to Deere & Co., despite any conditions that may be imposed by the merger agreement. If no alternative buyer emerges with a sufficiently higher bid, we believe the merger agreement with Deere & Co. should be terminated, and would support Lesco remaining independent under the leadership of current management.

For these reasons, we currently intend to refrain from voting our shares in support of this transaction."

The Letter is attached as Exhibit A to this Schedule 13D.

Except as set forth above, Hawkshaw has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Hawkshaw, Frank C. Byrd III and Kian Ghazi may be deemed to be the beneficial owner of 1,246,733 Shares or 13.63% of the Shares of the Issuer and (ii) Partners may be deemed to be the beneficial owner of 0 Shares or 0% of the Shares of the Issuer, based upon the 9,147,068 Shares outstanding as of November 6, 2006, according to the Issuer's 10-Q as filed with the Securities and Exchange Commission. Partners holds 689,010 shares of the Issuer in its account, but does not have beneficial ownership of such shares because Hawkshaw has the right to vote and dispose of the shares.

          Each of Hawkshaw, Frank C. Byrd III and Kian Ghazi has the shared power to vote or direct the vote of 1,246,733 Shares to which this filing relates, while Partners has the shared power to vote or direct the vote of 0 Shares to which this filing relates.

          Each of Hawkshaw, Frank C. Byrd III and Kian Ghazi has the shared power to dispose or direct the disposition of 1,246,733 Shares to which this filing relates, while Partners has the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

          The aforementioned Shares were acquired for investment purposes. Each of Hawkshaw, Frank C. Byrd III and Kian Ghazi or the private investment vehicles over which they have investment discretion, including Partners, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

          Transactions effected within the last 60 days are listed in Exhibit B to this Schedule 13D.

          The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Letter to the Board of Directors of LESCO, Inc.
         Exhibit B - Transactions within the last 60 Days
-------------------------------------------------------------------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 21, 2007
-----------------------
(Date)

                                           Hawkshaw Capital Management, LLC*

                                           By: /s/ Frank C. Byrd III
                                               -------------------------------
                                           Name: Frank C. Byrd III
                                           Title: Managing Member

                                           Hawkshaw Capital Partners, LP*

                                           By: Hawkshaw Capital Management, LLC,
                                           its general partner

                                           By: /s/ Frank C. Byrd III
                                               -------------------------------
                                           Name: Frank C. Byrd III
                                           Title: Managing Member


                                              /s/ Frank C. Byrd III*
                                           ------------------------------------
                                                  Frank C. Byrd

                                              /s/ Kian Ghazi*
                                           ------------------------------------
                                                  Kian Ghazi


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   AGREEMENT
                                   ---------

          The undersigned agree that this Schedule 13D dated February 21, 2007 relating to the Common Shares, no par value of LESCO, Inc. shall be filed on behalf of the undersigned.

                                           Hawkshaw Capital Management, LLC*

                                           By: /s/ Frank C. Byrd III
                                               -------------------------------
                                           Name: Frank C. Byrd III
                                           Title: Managing Member

                                           Hawkshaw Capital Partners, LP*

                                           By: Hawkshaw Capital Management, LLC,
                                           its general partner

                                           By: /s/ Frank C. Byrd III
                                               -------------------------------
                                           Name: Frank C. Byrd III
                                           Title: Managing Member


                                              /s/ Frank C. Byrd III*
                                           ------------------------------------
                                                  Frank C. Byrd

                                              /s/ Kian Ghazi*
                                           ------------------------------------
                                                  Kian Ghazi


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.


February 21, 2007

                                    EXHIBIT A

                                 H A W K S H A W


                        HAWKSHAW CAPITAL MANAGEMENT, LLC
                         400 MADISON AVENUE, 14TH FLOOR
                            NEW YORK, NEW YORK 10017
                                  212-207-3909

February 21, 2007



Dear Lesco Board Members:

I am writing to you with regard to the proposed sale of Lesco Inc. to Deere & Co. for a consideration of $14.50 per share. Hawkshaw Capital Management, LLC ("Hawkshaw"), of which I am a Managing Member, is currently the beneficial owner of 1,246,733 shares of Lesco common stock, which we believe represents over 13% of shares outstanding, thus making us Lesco's second largest shareholder.

Lesco's intrinsic value is significantly higher than what Deere & Co. is offering. The proposed price of $14.50 at best captures the cost synergies available to Deere & Co. as a strategic acquirer, but fails to adequately compensate Lesco shareholders for a return to normal operating earnings and the value creation from continued expansion of the company's high return on capital retail service center business.

We do not understand why the Board decided to sell Lesco at such an inopportune time: that is, immediately following one of the worst operating years in the company's history. The issues that precipitated the stock's decline are, in our view, temporary in nature and largely fixable over the next two years. In 2006, Lesco weathered a "perfect storm" that resulted in a greater than 50% decline in the company's share price. Prior to these challenges, the stock had traded as high as $18 per share. We are confident that shareholder value well in excess of $14.50 will be created if the Board and current management continue to execute on: 1) rebuilding the direct sales force, 2) avoiding the sizable hedging losses and uneconomic pricing commitments experienced in 2006, and 3) growing the number of high return on capital service centers. Indeed, management has already articulated plans to accomplish these objectives and has publicly reported substantial progress on the sales force effort in particular. Therefore, we question the Board's decision to sell the company at this time and at this price.

Furthermore, it appears that the Board did not conduct an open auction process, in which all interested parties might have been given an opportunity to bid for Lesco. If this is in fact the case, we would question whether the Board has sufficiently executed its fiduciary duty to ensure maximum value for shareholders. Therefore, should any alternative potential buyers approach the company, it is incumbent upon the Board to facilitate equal access to all information provided to Deere & Co., despite any conditions that may be imposed by the merger agreement. If no alternative buyer emerges with a sufficiently higher bid, we believe the merger agreement with Deere & Co. should be terminated, and would support Lesco remaining independent under the leadership of current management.

For these reasons, we currently intend to refrain from voting our shares in support of this transaction.

Best Regards,



Frank Byrd, CFA
Managing Member
Hawkshaw Capital Management, LLC

                                    EXHIBIT B

                       TRANSACTION WITHIN THE LAST 60 DAYS

       Hawkshaw Capital Management, LLC, Frank C. Byrd III and Kian Ghazi
       ------------------------------------------------------------------

Date              Buy/Sell      Amount     Price       Prime Broker
----              --------      ------     -----       ------------

12/26/06          Buy             4,000    $8.64       Morgan Stanley
12/27/06          Buy             6,000    $8.62       Morgan Stanley
12/28/06          Buy             6,000    $8.52       Morgan Stanley
12/29/06          Buy             8,760    $8.59       Morgan Stanley
12/29/06          Buy           104,957    $8.65       Morgan Stanley
12/29/06          Buy            62,700    $8.65       Morgan Stanley
12/29/06          Sell            4,470    $8.65       Goldman Sachs
12/29/06          Sell*          47,640    $8.65       Goldman Sachs
12/29/06          Sell          104,957    $8.65       Goldman Sachs
12/29/06          Sell           10,590    $8.65       Goldman Sachs
1/3/07            Buy             5,676    $8.65       Goldman Sachs
1/3/07            Buy*           12,204    $8.65       Goldman Sachs
1/3/07            Sell           17,880    $8.65       Goldman Sachs
1/3/07            Buy             6,000    $8.72       Morgan Stanley
1/4/07            Buy             4,100    $8.74       Morgan Stanley
1/5/07            Buy             6,000    $8.90       Morgan Stanley
1/8/07            Buy             8,800    $8.98       Morgan Stanley
1/9/07            Buy             3,700    $9.18       Morgan Stanley
1/10/07           Buy            10,000    $9.40       Morgan Stanley
1/12/07           Buy             5,000    $10.11      Morgan Stanley
1/16/07           Buy             7,000    $10.07      Morgan Stanley
1/17/07           Buy             6,727    $10.14      Morgan Stanley
1/19/07           Buy             4,100    $10.37      Morgan Stanley
1/22/07           Buy             9,000    $10.36      Morgan Stanley
1/23/07           Buy            12,000    $10.26      Morgan Stanley
1/24/07           Buy             3,500    $10.29      Morgan Stanley
1/25/07           Buy             5,724    $10.32      Morgan Stanley
1/26/07           Buy             7,000    $10.25      Morgan Stanley
1/29/07           Buy             3,313    $10.24      Morgan Stanley
1/30/07           Buy             4,000    $10.30      Morgan Stanley
1/31/07           Buy             2,000    $10.42      Morgan Stanley
2/1/07            Buy             2,755    $10.72      Morgan Stanley
2/1/07            Buy               103    $10.80      Goldman Sachs
2/1/07            Sell*           1,822    $10.80      Goldman Sachs
2/1/07            Buy             1,719    $10.80      Goldman Sachs
2/2/07            Buy               200    $10.80      Morgan Stanley
2/5/07            Buy             4,700    $10.70      Morgan Stanley
2/6/07            Buy            12,000    $10.50      Morgan Stanley


* These transactions were effected on behalf of Hawkshaw Capital Partners, LP.

SK 21784 0001 749478